Cool Company Ltd. (“CoolCo” or the “Company”) and EPS Ventures Ltd (“EPS”) Announce Board Approval of, and entry into an agreement for, a Merger of CoolCo with Newly Formed, Wholly Owned Subsidiary of EPS Ventures Ltd Recommended by Independent Special Committee of CoolCo London, Singapore September 29, 2025 – CoolCo and EPS Ventures Ltd today announced that the Board of Directors of CoolCo has approved a transaction, and CoolCo has entered into an agreement, pursuant to which EPS will acquire all of the outstanding shares of CoolCo that are not already held by EPS in exchange for $9.65 in cash per common share. The transaction will be implemented through a merger of a wholly-owned subsidiary of EPS with and into CoolCo. The $9.65 per share acquisition price represents a 26% premium to the closing price on September 22, 2025 and a 38% premium to the volume weighted average share price of CoolCo’s common shares for the 90 trading day period through September 22, 2025. The Board of Directors of CoolCo (the “Board”) established an independent Special Committee, comprised solely of independent and disinterested directors, with its own independent legal and financial advisors, to review and negotiate the terms of the proposed merger. The Special Committee has completed its review and unanimously determined that the transaction, including the merger, is fair to, and in the best interests of, the Company and its shareholders and has recommended that the Board approve the transaction and recommend approval of the merger to the shareholders. The Board has determined that the merger is in the best interests of the Company and its shareholders. The Board supports the merger and has, with the Special Committee’s approval and recommendation, approved the transaction and unanimously recommends shareholders to vote in favor of the transaction. “We recognize the important chapter that CoolCo has had as a public company since February 2022 and thank our fellow shareholders for their support as CoolCo moves to the next chapter,” said Cyril Ducau, CEO of Eastern Pacific Shipping Pte Ltd. “Despite challenging market conditions, the Company has performed well and distributed dividends that have provided meaningful returns to shareholders. Our transition to private ownership marks a new chapter where our priorities are clear: strengthening CoolCo’s long-term future while delivering dependable, lower-emission solutions for our clients. “The Special Committee carefully evaluated the proposed merger with the assistance of independent financial and legal advisors. After a thorough review of the terms, alternatives, and strategic implications, we believe this transaction delivers fair value and is in the best interests of the Company’s shareholders and we have recommended to the Board that it makes a recommendation to shareholders to vote in favor,” said Sami Iskander, Chair of the Special Committee of CoolCo.

The merger is expected to close during the fourth quarter of 2025 or the first quarter of 2026, subject to approval of the transaction by holders of a majority of the common shares of CoolCo and the satisfaction of certain other customary closing conditions. EPS owns 59.3% of the common shares outstanding and intends to enter into a support agreement with the Company committing to vote its common shares in favor of the merger. Detailed information regarding the merger, including the Special Committee’s and the Board’s recommendation, will be included in the Company’s proxy statement and/or related filings to be made with the U.S. Securities and Exchange Commission (the “SEC”). Shareholders are encouraged to review these materials carefully before voting. Evercore is acting as financial advisor to the Special Committee and Latham & Watkins LLP is acting as legal counsel to the Special Committee. Skadden, Arps, Slate, Meagher & Flom (UK) LLP is acting as legal counsel to EPS and Credit Agricole is acting as financial advisor to EPS. ABOUT COOLCO CoolCo is an LNG Carrier pure play with a fleet of 13 vessels and a well-balanced portfolio of short- and long-term charters with the world’s leading oil & gas, trading, and utility companies. In addition to organic growth from two newbuilds delivered in Q4 2024 and Q1 2025, CoolCo’s strategy includes ongoing assessment of growth opportunities through vessel acquisitions and potential consolidation in the fragmented LNG market. Through its in-house LNG transportation and infrastructure management platform, CoolCo operates its own vessels and provides management services to third-party owners. The company benefits from the scale and support of Eastern Pacific Shipping, an affiliate of its largest shareholder and the owner of one of the world’s largest independent shipping fleets. This affiliation strengthens CoolCo’s strategic position with shipyards, financial institutions, and deal flow access. CoolCo is committed to supporting global decarbonization and energy security. As part of its LNGe upgrade program, the company aims to reduce emissions by 10-15%, contributing to a fleet-wide emissions reduction target of 35% from 2019 to 2030. Additional information about CoolCo can be found at www.coolcoltd.com. FORWARD LOOKING STATEMENTS This press release and any written or oral statements made by us in connection with this press release include forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including but not limited to, statements regarding the proposed transaction (the “Transaction”), including the expected timing of the closing of the Transaction; other statements about the Transaction including the impact of the Transaction and other non-historical statements. Any forward-looking statements contained herein are based on our historical performance and our current plans, estimates, strategies, priorities and expectations and are not a representation that such plans, estimates, or expectations will be achieved. These forward-looking statements represent our expectations as of the date of this press release. Subsequent events may cause these expectations to change, and we disclaim any obligation to update the forward-looking statements in the future, except as required by law. These forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from our current expectations. Important factors that could cause actual results to differ materially from those anticipated in our forward-looking statements include, but are not limited to, (i) the Transaction may not be consummated within the expected timeframe in accordance with expected terms and plans, or at all; (ii) litigation relating to the Transaction could be instituted against the Company, or other parties including their respective directors, managers or officers, and the outcome of any litigation cannot be predicted; (iii) disruptions from the Transaction may harm the Company’s business, including current plans and operations; (iv) the Transaction may result in the diversion of management’s time and attention to issues relating to the Transaction; (v) the Transaction may impact the Company’s ability to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships may result from the announcement or completion of the Transaction; (vii) the Transaction announcement may impact availability of capital; (viii) potential business uncertainty, including changes to existing business relationships, during the pendency of the Transaction could affect the Company’s financial performance; (ix) restrictions under the definitive agreement governing the Transaction may impact the Company’s ability to pursue certain business opportunities or strategic transactions during the pendency of the Transaction; (x) there will be costs in connection with the Transaction; (xi) an event, change or other circumstance could give rise to the termination of the definitive agreement governing the Transaction; (xii) competing offers or acquisition proposals may be made in response to the announcement of the Transaction; (xiii) the announcement or pendency of the Transaction may impact the Company’s common share prices and/or operating results and cause uncertainty as to the long-term value of Company’s common shares; and (xiv) the other risks described under the captions “Item 3. Key Information — D. Risk Factors” and “Cautionary

Statement Regarding Forward-Looking Statement” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC, as such factors may be updated from time to time in our other filings with and submissions to the SEC, which are accessible on the SEC’s website at www.sec.gov and the Investor Relations page of our website at https://www.coolcoltd.com/investors/sec-filings. Important Information This announcement is not and does not form a part of any offer to sell, or solicitation of an offer to purchase, any securities. The distribution of this announcement and other information may be restricted by law in certain jurisdictions. Copies of this announcement are not being made and may not be distributed or sent into any jurisdiction in which such distribution would be unlawful or would require registration or other measures. Persons into whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions. This announcement is for information purposes only and does not constitute a tender offer document, prospectus or equivalent document. This announcement is not to be relied upon in substitution for the exercise of independent judgement. It is not intended as investment advice and under no circumstances is it to be used or considered as an offer to sell, or a solicitation of an offer to buy any securities or a recommendation to buy or sell any securities. The information contained in this announcement is for background purposes only and does not purport to be full or complete. This announcement has not been reviewed approved by any regulatory or supervisory authority. The information in this announcement is subject to change. No obligation is undertaken to update this announcement or to correct any inaccuracies except as required by applicable laws, and the distribution of this announcement shall not be deemed to be any form of commitment to proceed with any transaction or arrangement referred to herein. This announcement is intended for the sole purpose of providing information. Persons needing advice should consult an independent financial adviser. Additional Information and Where to Find It This communication is being made in connection with the Transaction. If the parties execute definitive agreements providing for the Transaction, the Transaction will constitute a “going private transaction” subject to the requirements of Rule 13e-3 under the U.S. Securities Exchange Act of 1934 and therefore certain participants in the Transaction would intend to file a Schedule 13E-3 Transaction Statement with the SEC. The Schedule 13E-3 would contain important information on the Company, EPS, the Transaction and related matters, including a proxy statement for a special meeting of the Company shareholders. These participants may also file other relevant documents with the SEC regarding the proposed acquisition. This communication is not a substitute for the Schedule 13E-3 (if and when available) or any other document that the Company or Acquiror may file with the SEC with respect to the proposed transaction. The proxy statement contemplated to be included in the Schedule 13E-3 would be mailed or otherwise furnished to the Company’s shareholders. SHAREHOLDERS ARE URGED TO READ THE SCHEDULE 13E-3, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTICIPANTS IN THE PROPOSED TRANSACTION AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about the Transaction and participants in the Transaction once such documents are filed with the SEC, free of charge, through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://www.coolcoltd.com/investors/secfilings. This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act. This announcement was published by Cool Company Ltd., at the date and time set out above. For further information, please contact: c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com Richard Tyrrell - Chief Executive Officer Johannes Boots - Chief Financial Officer Source: Cool Company Ltd.